UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Q1 Trading Update dated 18 April 2024

18 April 2024
RENTOKIL INITIAL PLC

FIRST QUARTER TRADING UPDATE

POSITIVE OVERALL START

Rentokil Initial plc ("the Group"), today issues a Trading Update for the first three months of the 2024 financial year covering the period 1 January 2024 to 31 March 2024.

	AER1			CER
	Q1 2024 £m	Q1 2023 £m	Change %	Q1 2024 £m	Q1 2023 £m	Change %
Revenue	1,270	1,259	0.9%	1,294	1,233	4.9%

Unless otherwise stated, figures related to the first quarter and are stated at constant exchange rates.

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

"We have made a positive overall start to 2024. The Group has performed well and our RIGHT WAY 2 plan has delivered a stabilising performance in North America. With the key trading period for the business ahead of us, we remain confident in delivering on our guidance of 2-4% Organic Revenue growth in the region.

"As the year proceeds, we look forward to continued progress, driven by our focus on North America growth and the Terminix integration plan, which is in the advanced stages of preparation for the first full branch integrations commencing mid-year."

● Group Revenue up 4.9%, of which 3.1% was Organic Revenue growth. Continued pricing momentum.

● North America growth performance has stabilised with Organic Revenue up 1.5%. Early initiatives of RIGHT WAY 2 growth plan underway.

-      Organic Revenue in Pest Control overall up 1.5% and Pest Control services for commercial, residential and termite customers up 1.0%.

-      Inbound digital lead flow performance was similar to Q4, with an improvement in lead quality, which had a positive impact on our sales conversion and return on marketing spend. We are encouraged by increased lead flows in the first two weeks of April.

-      Technician sales leads participation rates improved by 8ppts from February to March.

-      Customer retention was stable at 79.5%, and our pricing activities were successful in passing cost inflation to our customers.

-      North America colleague retention increased further to 76.7% (31 December 2023: 75.2%), with the largest improvement in sales colleague roles (up 2.7ppts to 69.1%). We launched a new compensation plan for our new Terminix sales colleagues to support the continued improvement in sales colleague retention.

-      New 'Terminix It' multi-channel advertising and marketing campaign launched in late Q1 to build brand awareness and preference with key customer segments, and set to ramp up in the peak season.

● Good momentum in Organic Revenue growth was sustained in all other regions: +6.2% in Europe inc. LATAM, the Group's second largest region; +4.1% in UK & Sub Saharan Africa; +4.3% in Asia & MENAT; and +7.3% in Pacific.

● Organic Revenue growth across all categories: Pest Control up 2.7%, Hygiene & Wellbeing up 3.8%, and France Workwear up 7.7%.

● Terminix integration plan saw further progress towards full branch integration starting mid-year.

-      Completion of the merger of the Rentokil and Terminix legal entities into Rentokil North America, Inc. with all employees, customers and suppliers now contracted to the same legal entity. The legal combination is a critical enabler of future integration activities, which will allow for shared use of resources and the harmonisation of operating standards and pay plans.
-      Go live of the new combined general ledger and internal reporting systems, facilitating integrated performance management, and continued progress on the development of the operational technology stack.

● The Group's bolt-on M&A programme continued to create value with 8 deals, delivering annualised revenue in the year before acquisition of £45m. This includes the acquisition of HiCare Services Private Limited, the second largest pest control company in India. We remain confident in our targeted spend of c.£250m in 2024.

● The Group is on track to deliver on expectations for FY 2024, including 2-4% Organic Revenue growth in North America, accompanied by modest margin progression, which we continue to expect to be weighted towards H2.

Summary of financial performance (at CER)

Regional Performance
	Revenue			Organic Revenue growth
	Q1 2024 £m	Q1 2023 £m	Change %	Q1 2024%

North America	761	743	2.3	1.5
Pest Control	739	721	2.4	1.5
Hygiene & Wellbeing	22	22	0.8	0.6

Europe (inc LATAM)	274	256	7.4	6.2
Pest Control	130	120	8.6	6.5
Hygiene & Wellbeing	87	83	5.5	4.7
France Workwear	57	53	7.7	7.7

UK & Sub Saharan Africa	103	92	12.3	4.1
Pest Control	50	48	4.1	4.1
Hygiene & Wellbeing	53	44	21.2	4.1

Asia & MENAT	86	81	5.7	4.3
Pest Control	63	59	6.7	5.4
Hygiene & Wellbeing	23	22	3.2	1.4

Pacific	67	58	14.4	7.3
Pest Control	34	28	20.1	9.9
Hygiene & Wellbeing	33	30	9.1	5.0

Central	3	3	(0.3)	(0.3)
Total at CER	1,294	1,233	4.9	3.1
Total at AER	1,270	1,259	0.9

Category Performance
	Revenue			Organic Revenue growth
	Q1 2024 £m	Q1 2023 £m	Change %	Q1 2024%

Pest Control	1,016	976	4.0	2.7
Hygiene & Wellbeing	218	201	8.7	3.8
France Workwear	57	53	7.7	7.7
Central	3	3	(0.3)	(0.3)
Total at CER	1,294	1,233	4.9	3.1
Total at AER	1,270	1,259	0.9

The Company will host a webcast and teleconference at 9:30 a.m. BST to discuss the results. The audio webcast and accompanying presentation materials will be accessible via the IR section of the Company's website (www.rentokil-initial.com/investors). To ask questions, please join via the teleconference with conference ID 1097846 on one of the dial-in options below, with additional international access numbers found at https://registrations.events/directory/international/itfs.html. A replay will be available on the Company website after the call.

UK: +44 20 3481 4247
USA: +1 (646) 307 1963

Rentokil Initial intends to publish its 2024 Interim Results on 25 July 2024.

Enquiries:

Investors / Analysts: Peter Russell, Rentokil Initial plc, + 44 7795 166506
Media: Malcolm Padley, Rentokil Initial plc, +44 7788 978199

Notes

1AER - actual exchange rates; CER - constant 2023 exchange rates

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the availability of a suitably skilled and qualified labour force to maintain the Group's business; the Group's ability to attract, retain and develop key personnel to lead the business; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; inflationary pressures, such as increases in wages, fuel prices and other operating costs; supply chain issues, which may result in product shortages or other disruptions to the Group's business; weakening general economic conditions, including changes in the global job market, or decreased consumer confidence or spending levels especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of its third-party service providers; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain further non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and measures presented at actual exchange rates ("AER" - IFRS) and constant full year 2023 exchange rates ("CER" - Non-IFRS). Non-IFRS measures presented also include Organic Revenue. Definitions for these measures can be found in the Group's 2023 Annual Report on Page 63. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 April 2024	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary